LATAM group increased capacity by 8.7% in September and continues to expand connectivity in Brazil

Operating statistics for September 2025

Santiago, October 8, 2025 - During September, LATAM group increased its consolidated capacity, measured in available seat-kilometers (ASK), by 8.7% compared to the same period of 2024. This growth was mainly driven by a 9.6% increase in the group’s international operations, as well as a 14.0% increase in LATAM Airlines Brazil’s domestic capacity. In this market, five new routes were launched during the month - Bonito–Sao Paulo (Guarulhos), Dourados–Sao Paulo (Guarulhos), Fortaleza–Parnaíba, Florianópolis–Porto Alegre, and Belo Horizonte–Porto Alegre - strengthening connectivity within the country. Additionally, the international route between Buenos Aires (Aeroparque) in Argentina and Porto Alegre in Brazil was inaugurated.

Consolidated traffic, measured in revenue passenger-kilometers (RPK), increased by 8.8%, with growth across all segments. Once again LATAM Airlines Brazil’s domestic market stood out with a 17.0% year-over-year increase. As a result, the group’s consolidated load factor reached 84.2%, remaining stable compared to the same month of the previous year.
During September, LATAM group transported 7.3 million passengers, representing an 8.0% increase compared to September 2024. In total, the group carried 64.5 million passengers between January and September 2025.
In terms of cargo operations, capacity measured in available ton-kilometers (ATK) reached 688 million, representing a 2.9% increase compared to the same month of the previous year.
The following table summarizes the main operating statistics for the month, quarter and year-to-date as of September for the main LATAM group business segments:

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LATAM GROUP OPERATIONS	September			Third Quarter			Year to Date
	2025	2024	% Change	2025	2024	% Change	2025	2024	% Change
LATAM GROUP PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (million)
SYSTEM	12,086	11,113	8.8%	38,039	34,570	10.0%	106,525	98,056	8.6%
DOMESTIC SSC (1)	1,824	1,846	-1.2%	5,737	5,711	0.5%	17,030	16,854	1.0%
DOMESTIC BRAZIL (2)	3,792	3,241	17.0%	11,839	10,274	15.2%	32,362	29,007	11.6%
INTERNATIONAL (3)	6,470	6,026	7.4%	20,463	18,584	10.1%	57,133	52,195	9.5%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	14,350	13,203	8.7%	44,517	40,711	9.3%	126,637	116,909	8.3%
DOMESTIC SSC (1)	2,190	2,267	-3.4%	6,746	6,890	-2.1%	20,567	20,572	0.0%
DOMESTIC BRAZIL (2)	4,461	3,914	14.0%	13,751	12,240	12.3%	38,863	35,550	9.3%
INTERNATIONAL (3)	7,699	7,022	9.6%	24,020	21,581	11.3%	67,206	60,786	10.6%

PASSENGER LOAD FACTOR
SYSTEM	84.2%	84.2%	0.0p.p	85.4%	84.9%	0.5p.p	84.1%	83.9%	0.2p.p
DOMESTIC SSC (1)	83.3%	81.4%	1.9p.p	85.0%	82.9%	2.2p.p	82.8%	81.9%	0.9p.p
DOMESTIC BRAZIL (2)	85.0%	82.8%	2.2p.p	86.1%	83.9%	2.2p.p	83.3%	81.6%	1.7p.p
INTERNATIONAL (3)	84.0%	85.8%	-1.8p.p	85.2%	86.1%	-0.9p.p	85.0%	85.9%	-0.9p.p

PASSENGER BOARDED (thousand)
SYSTEM	7,303	6,762	8.0%	22,901	21,137	8.3%	64,462	60,507	6.5%
DOMESTIC SSC (1)	2,469	2,533	-2.5%	7,811	7,871	-0.8%	22,833	23,008	-0.8%
DOMESTIC BRAZIL (2)	3,368	2,862	17.7%	10,391	9,021	15.2%	28,476	25,687	10.9%
INTERNATIONAL (3)	1,465	1,368	7.1%	4,699	4,244	10.7%	13,152	11,811	11.4%

LATAM GROUP CARGO OPERATIONS
REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	365	372	-1.8%	1,101	1,072	2.7%	3,277	3,132	4.6%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	688	669	2.9%	2,106	2,018	4.4%	6,175	5,924	4.2%

CARGO LOAD FACTOR
SYSTEM	53.0%	55.6%	-2.6p.p	52.3%	53.1%	-0.9p.p	53.1%	52.9%	0.2p.p

(1) Domestic SSC refers to domestic operations of LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Peru.
(2) Domestic Brazil refers to LATAM Airlines Brazil domestic operations.
(3) International refers to international operations of LATAM Airlines Brazil, LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador, LATAM Airlines Peru and LATAM Airlines Paraguay.

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
ir.latam.com

ABOUT LATAM GROUP
LATAM Airlines Group S.A. and its affiliates are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to / from Europe, the United States, Oceania, Africa and the Caribbean.
The group has a fleet of Boeing 767, 777, 787, Airbus A321, A321Neo, A320, A320Neo, and A319 aircraft. Additionally, the Airbus 330, operated under short-term leases, is also part of the current operations.
LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group cargo subsidiaries. In addition to having access to the bellies of the passenger affiliate’s aircraft, they have a fleet of 20 freighters. They operate on the LATAM group network as well as international routes that are solely used for freighters. They offer modern infrastructure, a wide variety of services and protection options to meet all customer needs.
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INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
ir.latam.com